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WILLIAM BIELEFELD william.bielefeld@dechert.com +1 202 261 3386 Direct +1 773 562 8222 Fax

August 4, 2023

Alberto H. Zapata, Esq.

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management – Disclosure Review and Accounting Office

100 F Street NE

Washington, D.C. 20549-0504

Re:	Accordant ODCE Index Fund File Nos: 333-271866, 811-23460

Dear Mr. Zapata:

We are writing in response to comments provided on June 12, 2023 with respect to the registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”) filed on May 12, 2023 on behalf of Accordant ODCE Index Fund (the “Fund”), a closed-end management investment company. The Fund has considered your comments and has authorized us, on its behalf, to make the responses and changes discussed below to the Registration Statement. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

Concurrently with this letter, the Fund is filing Pre-Effective Amendment No. 4 to its Registration Statement, which reflects the disclosure changes discussed below.

On behalf of the Fund, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

General Comments

Comment 1.      Please clarify whether the Fund will invest in pooled investment vehicles that rely on the exclusions from the definition of investment company in section 3(c)(1) or 3(c)(7) of the 1940 Act. If the Fund will invest more than 15% of its net assets in such pools, please, supplementally, please explain in your response why the Fund will not be limited to investment by accredited investors. We may have additional comments after reviewing your response.

Response 1.      The Fund does not intend to invest more than 15% of its net assets in pooled investment vehicles that rely on the exclusion from the definition of investment company in Section 3(c)(1) or 3(c)(7) of the Act.

Comment 2.      No cover letter was filed with this Registration Statement. Please include a cover letter in the future.

Response 2.      The Fund acknowledges this comment and will include a cover letter with future filings.

Comment 3.      The EDGAR company identifier for this Registration Statement is currently: IDR Core Property Index Fund Ltd, which does not track the name of the Fund in the Registration Statement. Please correct the Fund’s EDGAR identifier.

Response 3.      The Fund will change its name and update its EDGAR identifier after the shareholder meeting on August 31, 2023 and prior to seeking effectiveness.

Comment 4.      We note that the Registration Statement is missing information and exhibits and contains bracketed disclosures (e.g., the fee table, service providers, board of directors and officers tables, portfolio managers, and financial statements). We may have comments on such portions when you complete them in any pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in any pre-effective amendment.

Response 4.      The Fund acknowledges this comment.

Comment 5.      Please advise us if you have submitted or intend to submit any exemptive application(s) or no-action request(s) in connection with your Registration Statement, including with respect to co-investments and multi-class relief.

Response 5.      The Fund intends to seek exemptive relief from the SEC to issue multiple classes of shares of common stock. The Fund confirms that it has not submitted and does not anticipate submitting a no-action request in connection with the Registration Statement.

Comment 6.      Please confirm whether the Fund intends to issue preferred or debt securities within a year from the effective date of the Registration Statement.

Response 6.      We hereby confirm that the Fund does not intend to offer preferred shares within 12 months of effectiveness of the Registration Statement.

Comment 7.      Please tell us if you have presented or will present any “test the waters” materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

Response 7.      We hereby confirm that no test-the-water materials have been presented to potential investors in connection with this offering.

Comment 8.      We note that on June 2, 2023, the Fund filed a proxy statement that notifies shareholders of a special shareholder meeting that will be held sometime in August, at which meeting the shareholders will be asked to vote on several proposals, including a proposal to convert the Fund into an interval fund and to approve new advisory and related agreements stemming from a recent change in control of the Adviser. In your response, please confirm that the Fund does not plan to request acceleration of the Registration Statement until the various proposals are approved by shareholders and implemented. Does the Fund plan to amend its current Registration Statement to reflect the recent change in control of the Fund’s adviser and the interim advisory agreement with the Fund?

Response 8.      The Fund confirms that it will not be filing an acceleration request for the Registration Statement prior to the proposals set forth in the proxy statement being approved by shareholders. The Fund confirms that Fund investors consented to the change in control of IDR Investment Management, LLC (“IDR”). The Fund notes that the change in control of IDR did not result in any changes in the personnel or operations of IDR or any changes to the day-to-day management of IDR or the Fund.

Comment 9.      Given that the Fund’s investments in real estate, please state whether the Fund intends to utilize wholly-owned or controlled subsidiaries to implement its strategies. We may have further comments depending on the Fund’s response.

Response 9.      The Fund does not intend to utilize wholly-owned or controlled subsidiaries to implement its investment program.

Cover Page

Comment 10.      The Fund states that it will invest at least 80% of its total assets in real estate investment vehicles that comprise the NFI-ODCE Index. Please revise the Fund’s 80% policy to clarify that the Fund will invest 80% of its total assets in the Index given the Fund’s name, which includes the term index.

Response 10.      The Fund has revised its 80% policy to align with the "80% Policy Proposal" described in the Fund's proxy statement filed July 27, 2023.

Comment 11.      The Fund states that it intends to rely on exemptive relief from the Commission in order to issue multiple classes of shares. Please add further disclosure explaining that the Commission has not granted such relief and that there is no guarantee that such relief will be granted.

Response 11.      The disclosure has been revised accordingly.

Comment 12.      Please add the year the Sub-Adviser was established to the investment advisers subsection of the cover page.

Response 12.      The disclosure has been revised accordingly.

Comment 13.      Please provide the intervals between deadlines for repurchase requests, pricing and repayment and, if applicable, the anticipated timing of the Fund’s initial repurchase offer. See Guide 10 to Form N-2.

Response 13.      The disclosure has been revised accordingly.

Comment 14.      Please add the following statement to the third bolded bullet on the cover page: “Such distributions may constitute a return of capital and reduce the amount of capital available to us for investment.”

Response 14.      The disclosure has been revised accordingly.

Comment 15.      The fifth bullet states that no secondary market may develop for the Fund’s shares. If the Fund intends to list Fund Shares, please make this clear in the disclosure. If not, please revise bullet five. Further, reconcile bullet five with the related disclosure on page 2 regarding the listing of Common Stock.

Response 15.      The disclosure has been revised accordingly.

Prospectus Summary

Comment 16.      The Fund states that it will give investors access to real estate investment vehicles (“Underlying Funds”). Please add disclosure to the investment strategies subsection that clarifies what Underlying Funds, other than Eligible Component Funds, the Fund may invest in. To the extent that the two terms are coextensive, please use the same defined term consistently. Please also reconcile definitions for these terms with the disclosure on page 35 of Risks discussion stating that the Fund will only be investing in Eligible Component Funds. Further, please disclose the percent of total assets that the Fund intends to invest in Underlying Funds that are not Eligible Component Funds. We may have additional comments.

Response 16.      The disclosure has been revised accordingly. The Fund expects to invest 100% of net assets in Eligible Component Funds but has flexibility to invest up to 20% of net assets in Underlying Funds that are not Eligible Component Funds. The Fund expects that under normal circumstances any investments in Underlying Funds that are not Eligible Component Funds will be temporary.

Comment 17.      Further, the disclosure states that the Fund may invest in “cash equivalents, short-term investments, or other liquid securities.” Please revise the disclosure to describe the Fund’s principal investments with specificity. Explain what types of “short-term investments” or “liquid securities” the Fund may invest in.

Response 17.      The disclosure has been revised accordingly.

Comment 18.      The Fund states that allocating a portion of an investment portfolio to Underlying Funds which invest in real estate may provide investors with a steady source of income, portfolio diversification, a hedge against inflation, and attractive risk-adjusted returns. Please add disclosure to explain why this is the case and that there is no guarantee that the Fund’s investments will provide these benefits, or delete.

Response 18.      The disclosure has been revised accordingly.

Comment 19.      Please add disclosure to describe the index methodology and rules that govern the index provider’s selection of Eligible Component Funds. Please disclose the number of index components that are normally included in the index (a range is sufficient) and the number of components that the Fund expects to invest in, under normal circumstances (a range is acceptable).

Response 19.      The disclosure has been revised accordingly.

Comment 20.      The Fund states that: “[M]any investors have not adopted an allocation to real estate, whether due to the perceived complexity of the asset class, the typically onerous subscription processes, or a lack of guidance as to how to use real estate in investor portfolios.” Please provide disclosure supporting these statements or delete this disclosure.

Response 20.      The disclosure has been revised accordingly.

Comment 21.      The Fund states that it will indirectly bear its pro rata share of expenses including any fees or expenses that Underlying Fund Managers may pay. “Underlying Fund Managers” is formatted as a defined term, but it is not defined in the prospectus. Please remedy.

Response 21.      The disclosure has been revised accordingly.

Comment 22.      The Fund states that it intends to rely on exemptive relief from the Commission in order to issue multiple classes of shares. Please add further disclosure explaining that the Commission has not granted such relief and that there is no guarantee that such relief will be granted.

Response 22.      The disclosure has been revised accordingly.

Comment 23.      (p. 4) In its discussion of investor suitability, the Fund states that Class I Shares may be made available to, among others, joint venture partners. In your response, please describe the type of joint ventures contemplated by the disclosure.

Response 23.      The Fund does not currently expect to use joint venture partners. Accordingly, this has been struck from the disclosure.

Comment 24.      (p. 4) Clarify whether recordkeeping or servicing fees will be paid with respect to Class I Shares.

Response 24.      The disclosure has been revised accordingly.

Comment 25.      (p. 7) The Fund states that it has a fundamental policy to invest, under normal circumstances, 25% or more of its total assets in REITs or companies that otherwise operate in the real estate industry. Please add this statement to the beginning of the Prospectus Summary which addresses the Fund’s investment strategies.

Response 25.      The disclosure has been revised accordingly.

Comment 26.      (p. 10) The Fund states that it may not be able to invest in certain Eligible Component Funds due to various constraints ((a)-(c)). Please describe the impact of these constraints on the Fund’s ability to track the NFI-ODCE Index, including any constraints this may place on the Fund’s 80% policy.

Response 26.      The Fund expects that it will continue to follow its 80% policy to invest in Eligible Component Funds even if the weightings allocated to Eligible Component Funds change due to various constraints.

Comment 27.      (p. 15) The Fund states that certain of its investments in Eligible Component Funds are likely to be subject to lock-up periods or a suspension in redemptions. Please describe the impact of these constraints on the Fund’s ability to track the NFI-ODCE Index, including any constraints this may place on the Fund’s 80% policy.

Response 27.      The Fund expects that it will continue to follow its 80% policy to invest in Eligible Component Funds even if the weightings allocated to Eligible Component Funds change due to any lock-up periods or suspensions in redemptions.

Comment 28.      (p. 19) The Fund states that it may declare a “Consent Dividend” which would result in stockholders experiencing “Phantom Income.” Please disclose how investors will be notified of such Consent Dividends and add disclosure that investors should consult with a tax professional.

Response 28.      The disclosure has been revised accordingly.

Summary of Fund Expenses

Comment 29.      With respect to any fee waivers that are part of the Operating Expense Limitation Agreement, the staff notes that the waived amounts are subject to a five-year recoupment arrangement. Please discuss in correspondence whether a liability for the recoupment will be recorded. Please include in the discussion references to ASC 450, ASC 946-20-05-08 and other guidance including AICPA Investment Company Expert Panel and

Industry Audit Alerts.

Response 29.      The Fund has revised the discussion of the Operating Expense Limitation Agreement in the Registration Statement. Under the Operating Expense Limitation Agreement, IDR continues to remain entitled to reimbursement of expenses it previously waived or reimbursed to the Company, rather than having such reimbursements be paid to the Adviser, and the Adviser will only be entitled to reimbursement of any fees the Adviser previously waived or expenses the Adviser reimbursed. The Operating Expense Limitation Agreement has also been revised such that organizational and offering-related expenses are subject to a three-year recoupment period rather than a five-year recoupment period.

Comment 30.      In footnote one to the fee table, the Fund states that Selling Agents may, in their sole discretion, reduce or waive the selling commission. Please rephrase to state that the Selling Agent may reduce or waive the sale load, if accurate.

Response 30.      The disclosure has been revised accordingly.

Comment 31.      (p. 22) The Fund states that the amount shown does not include the indirect fees and expenses of the Underlying Funds that comprise the ODCE, in which the Fund invests. Underlying Fund fees must be reflected in the fee table in the AFFE line item if the Underlying Fund is an investment company, including an investment company that relies on Sections 3(c)(1) or 3(c)(7) of the Act. Additionally, please use one consistent definition to refer the NFI-ODCE Index.

Response 31.      The Underlying Funds are not expected to rely on Sections 3(c)(1) or 3(c)(7) of the Act, but the Fund acknowledges that it is aware of the Form N-2 requirements related to the AFFE line item.

Allocation of Investment Opportunities

Comment 32.      The Fund states that certain other existing or future funds, investment vehicles and accounts managed by one or more of the “Advisers” and their respective affiliates invest in assets in which the Fund seeks to invest. Please clearly disclose that such investments are subject to restrictions on co-investments imposed by the Act that may result in the Fund potentially not receiving co-investment opportunities. As relevant, please make conforming revisions in this first paragraph to disclose that the Adviser's allocation policy is subject to the limitations on co-investments imposed by the Act.

Response 32.      The disclosure has been revised accordingly.

Comment 33.      Clarify to the staff whether the Fund will make unfunded commitments to Underlying Funds. If so, please add disclosure explaining how unfunded commitments factor into the Fund’s principal investment strategies. Further, add risk disclosure to the relevant section of the prospectus detailing the risks associated with unfunded commitments.

Response 33.      The Fund does not currently expect to make unfunded commitments.

Risks Related to the Adviser and its Affiliates

Comment 34.      Given that the Adviser was established in 2023, add risk disclosure addressing this fact or explain why it is not a risk. In light of the new advisory arrangements that are being submitted to shareholders for a vote, the disclosure in this sub-section should be revised to refer to the Sub-Adviser instead of the Adviser where relevant.

Response 34.      The disclosure has been revised accordingly.

Comment 35.      Please explain in plain English how the Adviser’s proprietary model impacts which index components will be selected by the Adviser. Other than investments directly in Eligible Component Funds, does the Fund seek to track the Index indirectly through derivatives? Please disclose as relevant in the sections describing the Fund’s strategy.

Response 35.      The disclosure has been revised accordingly.

Statement of Additional Information

Comment 36.      The introductory paragraph to the Statement of Additional Information states that it seeks to generate current income while secondarily seeking long-term capital appreciation by investing in the securities of underlying funds and similar vehicles that are managed by third-party managers (each, an “Underlying Fund Manager,” and funds, the “Underlying Funds”). Please reconcile these statements with the investment objective disclosed on B-1 of the Statement of Additional Information and in the prospectus.

Response 36.      The disclosure has been revised accordingly.

Comment 37.      (B-2) In the disclosure concerning the repurchase offer fundamental policy, please provide a more detailed description of the Fund’s Rule 23c-3 fundamental policy. Specifically, articulate the provisions of the Fund’s fundamental policy required under Rule 23c-3(b)(2)(i).

Response 37.      The disclosure has been revised accordingly.

Comment 38.      Non-Fundamental Restrictions. Given the Fund’s 80% policy, please articulate whether the Fund has a non-fundamental restriction with regard to changing its Fund name and related 80% policy after the Boards gives investors 60-day notice. Also, add this disclosure to the discussion of non-fundamental/fundamental policy in the prospectus.

Response 38.      The disclosure has been revised accordingly.

Part C

Comment 39.      The Registration Statement has not been signed in accordance with section 6 of the Securities Act. The principal executive officer, principal financial officer, comptroller or principle accounting officer, and majority of the board must sign the Registration Statement.

Response 39.      The Registration Statement has been revised accordingly.

* * *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (202) 261-3396.

Sincerely,

/s/ William Bielefeld
William Bielefeld